VIA EDGAR

September 26, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Solana ETF
Amendment No. 3 to Registration Statement on Form S-1
Filed August 29, 2025
File No. 333-280557

To Whom it May Concern:

On behalf of 21Shares Solana ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated September 12, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on August 29, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 4 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

General

Comment 1: We note the revisions you made in response to prior comment 1 regarding the Trust’s staking model. Please revise to address the following:

●	Disclose the percentage of the overall rewards amount, or the Staking Provider Consideration, that will be paid to Coinbase Crypto Services, LLC, under the Staking Services Agreement.

●	Disclose when rewards from staking will be shared, distributed, or added to the assets of the Trust.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 5 and 97 of the Pre-Effective Amendment.

Comment 2: We note your response to prior comment 1. Under an appropriately captioned heading, please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange’s proposed generic listing standards, please confirm and revise your disclosure accordingly.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 97 of the Pre-Effective Amendment.

Comment 3: We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange’s proposed generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

Response: The Trust respectfully advises the Staff that it believes it is permitted to hold liquid staking tokens for the following reasons:

1.	Liquid Staking Tokens are Not Securities or Derivatives

First, the Staff has clarified in its Statement release entitled “Statement on Certain Liquid Staking Activities” that liquid staking tokens are receipts for the underlying crypto assets deposited for staking. As such, these liquid staking tokens (or, in the Staff’s preferred usage, the “Staking Receipt Tokens”) are not securities under Section 2(a)(1) of the Securities Act of 1933, as amended, or under Section 3(a)(10) of the Securities Exchange Act of 1934, as amended. Nor are the Staking Receipt Tokens any of the derivatives specifically enumerated in the definition of “security” in either of those provisions.

Second, a Staking Receipt Token is a receipt, which is an instrument certifying that a stated amount of SOL has been deposited with the liquid staking provider issuing the receipt, because it evidences the holder’s ownership of the deposited SOL. But a Staking Receipt Token is not a receipt for a security because the deposited SOL is not a security.

Third, based on the Staff’s statement on protocol staking, since the staking of SOL does not result in the creation or offering of a security, the Trust may stake its SOL. Based on the Staff’s statement on liquid staking, the Trust may also engage in liquid staking of its staked SOL, since the Staking Receipt Tokens are merely receipts representing beneficial ownership of the underlying staked SOL.

2.	The Trust Can Hold/Use Liquid Staking Tokens Consistent With the Exchange’s Generic Listing Standards

Under Cboe BZX Exchange, Inc.’s (the “Exchange”) generic listing standards, as approved by the SEC, the Trust may engage in both the staking and liquid staking of SOL.

In accordance with the generic listing standards, the Trust holds SOL, a commodity, on the basis of which the Trust issues Commodity-Based Trust Shares in accordance with the Exchange’s rules. SOL, the commodity held by the Trust, underlies a futures contract that has been made available to trade on a designated contract market (“DCM”) for at least six months; and the Exchange has a comprehensive surveillance sharing agreement, whether directly or through common membership in Intermarket Surveillance Group, with such DCM.

The proposed generic listing standards for Commodity-Based Trust Shares generally provide that, if a trust has on a daily basis less than 85% of its assets readily available to meet redemption requests, the trust must have written liquidity risk policies and procedures reasonably designed to address the risk that it could not meet requests to redeem shares issued by the trust without significant dilution of remaining shareholders’ interest in the trust.

The Trust meets these generic listing standards. The Trust has written liquidity risk policies and procedures reasonably designed to address the redemption risks specified in the generic listing standards. In accordance with the generic listing standards, those liquidity policies address:

(i)	The Trust’s investment strategy and liquidity of the Trust’s assets during normal and stressed conditions, including holdings in derivatives and whether the investment strategy is appropriate for effective and efficient arbitrage;

(ii)	Holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources; and

(iii)	The percentage and description of the Trust’s assets that are segregated, pledged, hypothecated, encumbered, or otherwise restricted or prevented from being liquidated, sold, transferred, or assigned.

The Staking Receipt Tokens enhance the liquidity of the underlying staked SOL, rather than encumbering or restricting the underlying SOL from being liquidated, sold, transferred, or assigned within one business day.

Accordingly, the Sponsor believes that the Trust can use and/or hold liquid staking tokens consistent with the Exchange’s generic listing guidelines.

Prospectus Summary – The Trust’s Investment Objective, page 3

Comment 4: We note your revised disclosure here in response to comment 1 that while the Trust may stake a maximum of 100% of its SOL holdings, the precise percentage to be staked will be based on the estimated liquidity needs of the Trust and other factors, as determined by the Sponsor. Please revise to quantify the percentage of the Trust’s SOL you intend to stake under normal circumstances in light of the liquidity needs and other factors you identify in your disclosure, or tell us why you are unable to do so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust’s SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 4, 29 and 97.

The Trust and SOL Prices – Overview of the Trust, page 82

Comment 5: We note the revisions you made on page 28 in response to prior comment 4 and we reissue the comment. Refer to your disclosure that staked SOL is temporarily locked and inaccessible during the bonding and unbonding periods. Please revise here to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity and maintain effective arbitrage in light of any staking program you undertake.

Response: The Trust respectfully advises the Staff that it has existing disclosure on page 28 of the Pre-Effective Amendment regarding the unbonding period associated with staking SOL (“The historical average unbonding period for staked SOL was 2-4 days, with the epoch length decreasing over the last year to below 2 days. However, the unbonding period also may be longer than anticipated based on network activity.”). With respect to the Staff’s comment, the Trust has revised the disclosure on pages 5, 28 and 82 of the Pre-Effective Amendment.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

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